UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015 and Amendment No. 2 filed with the SEC on December 1, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following after the last paragraph of the subsection entitled “Antitrust Compliance”:

“Other Information

On December 4, 2015, Carl C. Icahn (“Icahn”), Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Beckton Corp. (collectively, the “Reporting Persons”) filed a Schedule 13D with the SEC disclosing their beneficial ownership of 6,558,083 shares of Common Stock, representing 12.12% of the outstanding Common Stock.  Item 4 of the Schedule 13D contained the following:

“The Reporting Persons believe that the Issuer’s retail automotive parts segment presents an excellent synergistic acquisition opportunity for Auto Plus, a leading automotive aftermarket company wholly owned by Icahn Enterprises. To that end, representatives of the Reporting Persons have had, and intend to continue to have, discussions with the Issuer and various parties that participated in the Issuer’s strategic alternatives review process regarding potential transactions involving the Issuer’s retail segment.

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The Reporting Persons reserve the right to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

Also on December 4, 2015, the Company received notice that Icahn Capital LP had filed a notification under the HSR Act related to Icahn’s “good faith intention”, dependent upon various factors including market conditions, to acquire in excess of 50% of the Company’s outstanding voting securities.

On December 7, 2015, the Company issued a press release discussing Icahn’s HSR Act and Schedule 13D filings and Icahn’s participation in the Company’s strategic alternatives review process, as more fully described in “Item 4.  The Solicitation or Recommendation — Background to the Offer” beginning on page 26.  The press release stated, among other things, that Icahn is referred to in the “Background to the Offer” section as Party H.  The December 7, 2015 press release is attached to this Statement as Exhibit (a)(1)(ix) and is incorporated herein by reference.”

Item 9.           Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(1)(ix)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 7, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 7, 2015